Exhibit 99.1

China's First Engine with Westport(TM) High Pressure Direct Injection Technology Unveiled during China National People's Congress

BEIJING, CHINA, March 13, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today announced the introduction of China's first natural gas engine featuring Westport high pressure direct injection (HPDI) technology at a press conference at the government building in Beijing, the Beijing Diaoyutai State Guesthouse. Speaking at the press conference was Tan Xuguang, Weichai Power Chairman and David Demers, Westport CEO in addition to members from the Ministry of Science and Technology and from the Ministry of Industry and Information Technology. The innovative technological achievement and product introduction is the result of China's first joint venture for HPDI natural gas engines—Weichai Westport Inc.—and fills a gap in the natural gas engine market for heavy-duty trucks. Based on the Weichai Power WP12 engine platform, the 12-litre engine features Westport HPDI technology which maintains the power and performance of the base diesel engine, but allows the replacement of up to 95% of diesel fuel with cleaner burning, less expensive natural gas.

"Weichai Power is committed to an economic and environmental transportation solution to address China's environmental protection policy," said Tan Xuguang, Chairman of Weichai Power. "Our technological research and development has been at the forefront of China's internal combustion engine industry. By relying on its powerful production and technological capabilities, it has been engaging in extensive development with renowned international companies, like Westport, in the field of natural gas engines."

The Weichai Westport HPDI engine is currently undergoing road testing with a select OEM customer, Shaanxi Automobile Group. The low cost of natural gas, combined with the large amount of domestic reserves, make it an attractive transportation fuel source for China. Using the Weichai Westport HPDI engine, fleet customers can achieve significant economic benefits based on the following criteria:

•         The price of natural gas, on a diesel gallon equivalent basis, is far lower than that of diesel;

•         the load control of the engine with no throttle valve saves fuel; and

•         the high-pressure direct injection nozzle is designed according to the common rail injection engine to further enhance performance, reduce fuel consumption, emissions and noise.

"There are enormous potential fuel savings to be made if Chinese fleets adopt natural gas technology for transportation," said David Demers, CEO of Westport Innovations. "The successful progress of the Weichai Westport HPDI engine marks a historic shift in technology and engine development in China."

Since the joint venture was established in 2008, Weichai Westport has focused on developing natural gas engine technology for heavy-duty vehicles and city buses. Since its establishment, technical teams from both Westport Innovations and Weichai Power have worked together to develop technology to suit the specific needs of the Chinese market, and support the government's environmental protection policy. Currently in China, spark ignited natural gas engines comprise the majority of alternative fuel sales.

From a technical perspective, the Weichai Westport HPDI engine delivers the same power and torque (WP12HPDI Landking engine's rated power is at 480hp/2100rpm, with maximum torque of 1970N.m/1200 ~ 1500rpm) as that of the original diesel engine, and identical performance as that of the diesel engine. The engine's power and torque is 20% and 20-25% higher than that of the spark ignition natural gas engines respectively. Hence, it solves the problem of large plateau power loss for gas engines.

According to the Weichai Power's most recent Annual Report, Weichai holds approximately 40 percent of the heavy duty truck engine market for trucks over 14 tonnes. According to Weichai's August 2011 Interim Report, they sold over 200,000 heavy-duty engines for the six months ended June 30, 2011. In 2010, heavy duty truck sales in China exceeded 1 million units, according to the Weichai Power August 2011 Interim Report.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Cummins Westport, our joint venture with Cummins Inc., designs, engineers and markets spark-ignited natural gas engines for North American urban work vehicles such as buses and refuse trucks. The Westport LD division is one of the global leaders for natural gas and LPG fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website, subscribe to our RSS feed, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the timing for product launch, the price of natural gas and savings based on a conversion to natural gas as a transportation fuel.  These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing for certifications, timing of execution of agreements with distributors, and other risk factors and assumptions that may affect our actual results, performance, achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 13-MAR-12